UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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03059895

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number


RECD S.E.C.
AUG 2 5 2003
1086

8-K FOR 8-22-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)


PROCESSED
AUG 25 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, August 25, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, ______, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Yield Table - Bond A-1

Settle as of 08/28/03

Bond Summary - Bond A-1			
Fixed Coupon:	4.710		
Orig Bal:	258,811,000		
Orig Not:	140,549,998		
Factor:	1.0000000		
Factor Date:	08/25/03	Next Pmt:	09/25/03
Delay:	24	Cusip:	G3

	0 CPR		15 CPR		25 CPR		35 CPR		50 CPR		60 CPR		75 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100.62	4.099084	11.969	4.322060	4.299	4.327677	2.805	4.250544	1.997	4.030788	1.306	3.825006	1.011	3.391153	0.690
100.69	4.093915		4.307673		4.305626		4.219570		3.983432		3.763842		3.301462	
100.75	4.088751		4.293304		4.283604		4.188639		3.936145		3.702769		3.211915	
100.81	4.083592		4.278952		4.261612		4.157750		3.888925		3.641788		3.122512	
100.88	4.078438		4.264619		4.239649		4.126903		3.841773		3.580898		3.033251	
100.94	4.073289	11.988	4.250303	4.313	4.217714	2.815	4.096099	2.004	3.794689	1.311	3.520098	1.016	2.944132	0.693
101.00	4.068144		4.236006		4.195809		4.065336		3.747673		3.459389		2.855156	
101.06	4.063004		4.221726		4.173932		4.034616		3.700724		3.398771		2.766321	
101.12	4.057869		4.207464		4.152084		4.003938		3.653843		3.338243		2.677628	
101.19	4.052738		4.193220		4.130265		3.973301		3.607029		3.277805		2.589077	
101.25	4.047613	12.007	4.178993	4.327	4.108474	2.825	3.942706	2.012	3.560282	1.317	3.217456	1.020	2.500666	0.696
Average Life	18.84921		5.41973		3.27622		2.23074		1.40424		1.06970		0.71637	
First Pay	09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03	
Last Pay	07/25/33		07/25/33		07/25/33		07/25/33		05/25/29		11/25/23		02/25/17	
Sprd/ALife/Lib	-101/18.85		74/5.42		152/3.28		198/2.23		214/1.40		205/1.07		151/0.72	

Tsy BM	3Mo	6Mo	2YR	3Yr	5YR	10YR	30YR
Yield	1.1743	1.1933	1.6857		2.9586	3.9857	4.8672
Coupon			1.6250		3.0000	4.0000	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4300	1.9840	2.5650	3.0293	3.4011	3.9219	4.4132	4.7414	4.9186	5.1365	5.2197